CALIX NETWORKS, INC.

1035 N. MCDOWELL BOULEVARD

PETALUMA, CA 94954

March 19, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Jay Knight, Staff Attorney
Kyle Moffatt, Account Branch Chief
Sharon Virga, Staff Accountant

Re:	Calix Networks, Inc.

Registration Statement on Form S-1 (Registration No. 333-163252)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-163252) (the “Registration Statement”) of Calix Networks, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on March 23, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael Torosian at (650) 463-3015.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

CALIX NETWORKS, INC.

By:	/s/ Kelyn Brannon-Ahn
Kelyn Brannon-Ahn